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19005651

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SEC Mail Processing
FEB 25 2019
Washington, DC

SEC FILE NUMBER
8-69714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burpee Del Simone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Baker Avenue, Suite 300
(No. and Street)

Concord (City) MA (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S Murray 610-462-1419
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – if individual, state last, first, middle name)

2422 South Atlantic Avenue (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Derek Del Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burpee Del Simone Capital Markets LLC, as of February 20, 2019, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COLIN BRADSHAW SMITH
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 4, 2025

Signature

Derek Del Simone

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURPEE DEL SIMONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2018

BURPEE DEL SIMONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of BURPEE DEL SIMONE CAPITAL MARKETS LLC

Opinion on the Financial Statements

We have audited the financial statements of BURPEE DEL SIMONE CAPITAL MARKETS LLC ("Company") which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as BURPEE DEL SIMONE CAPITAL MARKETS LLC's auditor since 2018.
February 20, 2019

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		For Year Ended December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	115,377
Due from Broker		43,157
Prepaid expenses		3,000
Total current assets		161,534
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	161,534
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	4,800
Total current liabilities		4,800
MEMBERS' EQUITY		
Member's equity		156,734
Total Member's Equity		156,734
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	161,534

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2018

		2018
REVENUES:		
Commission Income	$	31,434
Insurance and 12b1 fees		214,611
Total revenue		246,045
EXPENSES:		
Management compensation	$	170,826
Clearing charges		3,345
Regulatory fees		4,731
Professional fees		12,500
Office expense		6,511
Total expenses		197,913
NET (LOSS) FROM OPERATIONS	$	48,132

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2018

		Member's Equity
Balances, December 31, 2017	$	108,602
Plus: Contributions		-
Less Distributions		-
Net (loss) for 2018		48,132
Balances, December 31, 2018	$	156,734

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	48,132
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		-
Net change in operating assets and liabilities:		
Increase in deposits and receivables with clearing broker		(10,323)
Increase in Clearing Deposits		-
Increase in prepaid expenses		(3,000)
Increase in Due from officer		-
Increase in commissions and salaries payable		-
Increase in accounts payable		300
NET CASH PROVIDED BY OPERATING ACTIVITIES		35,109
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Deferred rent expense		-
Net change Capital contributions - APIC		-
Sales of common stock		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		35,109
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		80,268
CASH AND CASH EQUIVALENTS, END OF YEAR	$	115,377

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

Note 1 **Organization and Nature of Business**

Burpee Del Simone Capital Markets LLC. (The "Company") was organized on October 24, 2016 under the laws of the State of Massachusetts. The Company engages in the business of selling mutual funds, insurance products and other securities on a commission basis. The Company is registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC. The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Note 2 ***Significant Accounting Policies***

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported an1Ounts and disclosures. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The Company has adopted the indirect method of presenting likelihood, based on the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2018.

(d) Revenue Recognition

The Company recognizes revenue from fees and other sources as discussed in Note 4 below, in the period they are received.

(e) Income Taxes

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2014. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2018.

(f) Fair Value Hierarchy

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities (subject to the standard measured and reported at fair value) are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the asset or liability.

Note 3 Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5.000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $156,734 which was $151,734 in excess of regulatory requirement net capital of $5,000. The Company had an AI/NC ratio of 3%.

Note 4 **Concentrations**

The Company's revenues are derived entirely from commissions earned from mutual fund, variable annuities, fixed annuities, brokerage commissions, and private placement investments.

Note 5 **Related Party Transactions**

The Company is wholly owned by its parent company Burpee Del Simone. (The "Parent"). The Company has a management agreement with the parent company in which the Parent provides all management and operating services. These include, but are not limited to rent office expense, supplies, postage, accounting fees, errors and omissions, telephone and utilities.

Note 6 **Anti-Money Laundering Program**

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2018, the Company was in compliance with this program.

Note 7 **Income Taxes**

The Company is a pass through entity, and the parent receives 100% of the net income on a pass through basis.

Note 8 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1AND RECONCILIATION OF NET CAP;ITAL PURSUANT TO SEC RULE 17A-5(d)(4)
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	156,734
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		156,734
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2018		-
Total capital and allowable subordinated liabilities		156,734
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		3,000
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		
Net capital before haircuts on securities positions (tentative net capital)		153,734
Haircuts on securities:		
Other		-
Net capital	$	153,734
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	320
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		148,734
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		147,734
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2018)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		153,734
Net audit adjustments		-
Net capital per above		153,734

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER FULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	4,800
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	4,800
Ratio: Aggregate indebtedness to net capital (0.031 to 1)		3.12%

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2018.

See notes to financial statements and auditors' report.

BURPEE DEL SIMONE CAPITAL MARKETS LLC
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Burpee Del Simone Capital Markets LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Burpee Del Simone Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 20, 2019

Burpee Del Simone Capital Markets LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2018

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Burpee Del Simone Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Burpee Del Simone Capital Markets LLC

I, Derek Del Simone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

______________________ Date 2/11/2019

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members of Burpee Del Simone Capital Markets LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Burpee Del Simone Capital Markets LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Burpee Del Simone Capital Markets LLC's compliance with the applicable instructions of Form SIPC-7. Burpee Del Simone Capital Markets LLC's management is responsible for Burpee Del Simone Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2019

SIPC-7 (36-REV 12-18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12-18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Burpee De Simone Capital Markets LLC
30 Baker Avenue, Ste 300
Concord, MA 01742

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

S Murray 620-462-1419

WORKING COPY

2. A. General Assessment (item 2e from page 2) $49

B. Less payment made with SIPC-6 filed (exclude interest) 19

07-2018
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $30

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

S. Murray
(Authorized Signature)

(Title)

Dated the ___ day of ___________, 20___

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01-01-2018 and ending 12-31-2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$246,045
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(193,971)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(3,345)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest	(16,278)
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$32,451
2e. General Assessment @ .0015	$49
	(to page 1, line 2.A.)